UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

United American Petroleum Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
90933X 100

(CUSIP Number)
Ryan Hudson
3101 Bee Caves Road, Centre II, Suite 301, Austin, TX
(512) 249-5552

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 31, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90933X 100

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Ryan Hudson

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	____________________________________________________________________________________________________________________________________
	(b)	____________________________________________________________________________________________________________________________________

	3.	SEC Use Only _________________________________________________________________________________________________________________________

	4.	Source of Funds (See Instructions) OO

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _____________________________________________________________________

	6.	Citizenship or Place of Organization U.S.

Number of	7. U	Sole Voting Power 7,500,000
Shares
Beneficially	8.	Shared Voting Power 0
Owned by
Each	9. U	Sole Dispositive Power 7,500,000
Reporting
Person	10.	Shared Dispositive Power 0
With

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,000

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) __________________________________________________________________

	13.	Percent of Class Represented by Amount in Row (11) 17.06%

	14.	Type of Reporting Person (See Instructions)
IN

Item 1.  Security and Issuer

This statement relates to shares of the common stock, $.001 par value of United American Petroleum Corp., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3101 Bee Caves Road, Centre II, Suite 301, Austin, TX, 78746.

Item 2.  Identity and Background

(a)	Name:	Ryan Hudson
(b)	Business Address:	3101 Bee Caves Road, Centre II, Suite 301, Austin, TX, 78746
(c)	Present Principal Occupation:	Chief Operating Officer of the Issuer.
(d)	Disclosure of Criminal Proceedings:	Mr. Hudson has not been convicted in any criminal proceeding at any time.
(e)	Disclosure of Civil Proceedings:
Mr. Hudson has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Mr. Hudson is a citizen of the U.S.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Hudson was issued an aggregate of 7,500,000 shares of the Issuer’s common stock in exchange for his shares owned in the entity acquired in the transaction described in Item 4, which constituted 50% of the issued and outstanding shares of that acquired entity.

Item 4.  Purpose of Transaction

On December 31, 2010, the shares were issued to Mr. Hudson as consideration for the Issuer’s acquisition of United American Petroleum Corp., as described more fully in the Issuer’s Report on Form 8-K referenced herein.  Mr. Hudson was a shareholder of the acquired entity, and was issued 7,500,000 shares of the Issuer’s common stock in exchange for Mr. Hudson’s shares of the acquired entity.

Item 5.  Interest in Securities of the Issuer

Mr. Hudson beneficially owns a total of 7,500,000 shares of the Issuer’s common stock as follows:

(a)Mr. Hudson directly and personally owns 7,500,000 shares of the Issuer’s common stock which comprises 17.06% of the Issuer’s total issued and outstanding shares.

(b)Mr. Hudson has sole voting and dispositive power as to the 7,500,000 shares he owns directly.

(c)     On December 31, 2010, the shares were issued to Mr. Hudson as consideration for the Issuer’s acquisition of United American Petroleum Corp., as described more fully in the Issuer’s Report on Form 8-K referenced herein.  Mr. Hudson was a shareholder of the acquired entity, and was issued 7,500,000 shares of the Issuer’s common stock in exchange for Mr. Hudson’s shares of the acquired entity.

(d)Not Applicable.

(e)Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

Reference is hereby made to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on or about January 5, 2011.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2011
Date

/s/ Ryan Hudson
Ryan Hudson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)